NEWS RELEASE

PARAMOUNT ENERGY TRUST CONFIRMS JUNE 2006 DISTRIBUTION, UPDATES HEDGING INFORMATION AND ANNOUNCES BOARD APPOINTMENT

Calgary, AB – June 20, 2006 (TSX – PMT.UN) - Paramount Energy Trust (“PET" or the “Trust”) is pleased to confirm that its distribution to be paid on July 17, 2006 in respect of income received by PET for the month of June 2006, for Unitholders of record on June 30, 2006, will be $0.24 per Trust Unit.  The ex-distribution date is June 28, 2006.  The June distribution brings cumulative distributions paid since the inception of the Trust to $9.224 per Trust Unit and is the tenth consecutive distribution at the current level.

The Trust continues to supplement its hedging and physical forward sales portfolio in light of current weakness in natural gas prices related to historically high storage levels.  The following is a summary of PET’s current and physical forward sales arrangements:

Volumes at AECO
Type of Contract	GJ/d	Price ($/GJ)			Term	% of Current Production
		Fixed	Floor	Ceiling
Financial	37,500	$ 7.15	-	-	June – October 2006
Physical	27,500	$ 7.64	-	-	June – October 2006
Physical	5,000	-	$ 9.00	$ 12.50	June – October 2006
Period Total	70,000		$ 7.47(1)		June – October 2006	41%
Financial	32,500	$ 9.20	-	-	November 2006 – March 2007
Financial	5,000	-	$ 9.50	$ 11.00	November 2006 – March 2007
Financial	5,000	-	$ 9.00	$ 10.00	November 2006 – March 2007
Physical	32,500	$ 9.05	-	-	November 2006 – March 2007
Physical	5,000	-	$ 9.00	$ 11.00	November 2006 – March 2007
Physical	5,000	-	$ 9.00	$ 10.00	November 2006 – March 2007
Physical	5,000	-	$ 8.50	$ 11.00	November 2006 – March 2007
Period Total	90,000		$ 9.09(1)		November 2006 – March 2007	53%
Financial	37,500	$ 8.01	-	-	April – October 2007
Physical	37,500	$ 8.05	-	-	April – October 2007
Period Total	75,000		$ 8.03		April – October 2007	44%
Financial	30,000	$ 9.56	-	-	November 2007 – March 2008
Physical	37,500	$ 9.69	-	-	November 2007 – March 2008
Period Total	67,500		$ 9.63		November 2007 – March 2008	40%

(1)

Average price calculated using fixed price and floor price for collars

The Trust’s current hedging and physical forward sales portfolio has significantly reduced PET’s exposure to short term downside in natural gas prices.  PET reviews distributions on a monthly basis based on cash flow projections which incorporate PET’s base production forecasts, current hedges and physical forward natural gas sales, the forward market for natural gas prices, and the Trust’s capital spending program and projected production additions.  Future distributions are subject to change as dictated by changes in commodity price markets, operations and future business development opportunities.

PET is also pleased to announce the appointment of Randall E. Johnson to the Board of Directors of the Administrator of the Trust on June 20, 2006.  Mr. Johnson complements the Board’s strengths by bringing significant banking and finance experience with 21 years of experience at the Bank of Montreal culminating in the position of Managing Director of the Bank’s Loan Products Group in Calgary, Alberta.

Forward-Looking Information

This news release contains forward-looking information.  Implicit in this information, particularly in respect of cash distributions, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance.  Actual results could differ materially as a result of changes in PET’s plans, changes in commodity prices, general economic, market, regulatory and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations.  There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

Paramount Energy Trust is a natural gas-focused Canadian energy trust.  PET’s Trust Units and Convertible Debentures are listed on the Toronto Stock Exchange under the symbol “PMT.UN”, “PMT.DB”, “PMT.DB.A” and “PMT.DB.B”, respectively.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 500, 630 – 4 Avenue SW  Calgary, Alberta, Canada  T2P 0J9

Telephone:  403 269-4400

Fax:  403 269-6336

Email:  info@paramountenergy.com

Susan L. Riddell Rose President and Chief Executive Officer Cameron R. Sebastian Vice President, Finance and Chief Financial Officer Sue M. Showers Investor Relations and Communications Advisor